Exhibit 23.1
Consent of lndependent Registered Public Accounting Firm
The Board of Directors
Ambac Financial Group, Inc.:
We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-195898) and Form S-8 (No. 333-195913) of Ambac Financial Group, Inc. of our reports dated February 28, 2018, with respect to the consolidated balance sheets of Ambac Financial Group, Inc. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of total comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and financial statement schedules (collectively, the "consolidated financial statements"), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10‑K of Ambac Financial Group, Inc.

/s/ KPMG LLP

New York, New York
February 28, 2018